Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

SilverCrest Metals Inc. (the “Company”)
Suite 501, 570 Granville Street
Vancouver, British Columbia
V6C 3P1 Canada

Item 2.	Date of Material Change

July 23, 2019

Item 3.	News Release

News Release dated July 23, 2019 was disseminated through GlobeNewswire.

Item 4.	Summary of Material Change

The Company entered into an agreement with a syndicate of underwriters led by National Bank Financial Inc. and Desjardins Capital Markets, pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 3,762,000 common shares of the Company at a price of $5.85 per share for aggregate gross proceeds to the Company of $22,007,700.

Item 5.1	Full Description of Material Change

The Company entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by National Bank Financial Inc. and Desjardins Capital Markets, pursuant to which the Underwriters have agreed to purchase, on a bought-deal basis, 3,762,000 common shares of the Company (“Shares”) at a price of $5.85 per Share for aggregate gross proceeds to the Company of $22,007,700 (the “Offering”).

The Underwriters have been granted an option (the “Over-Allotment Option”), exercisable in whole or in part, at any time within 30 days following the closing of the Offering, to purchase from the Company up to an additional 564,300 Shares at $5.85 per Share for additional gross proceeds to the Company of $3,301,155.

The Company will pay the Underwriters a cash commission of up to 5% of the gross proceeds of the Offering, including any proceeds realized on exercise of the Over-Allotment Option, provided that the commission will be 2.5% in respect of up to $500,000 of gross proceeds from Shares sold to pre-identified purchasers agreed upon between the Company and the Lead Underwriter.

The net proceeds of the Offering will be used for continued exploration and advancement of the Las Chispas Project to feasibility level and for working capital purposes.

The Offering is scheduled to close on or about August 15, 2019 and is subject to a number of conditions, including receipt of all necessary securities regulatory approvals.

The Offering is being made pursuant to a short form prospectus to be filed in each of the provinces of Canada (other than Quebec) and may be offered to persons in the United States pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The Offering may be also sold in such other jurisdictions as the Company and the Underwriters may agree.

If related parties of the Company acquire Shares under the Offering, such participation would be considered to be “related party transactions” within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 (“MI 61-101”). The Company intends to rely on the exemptions from the formal valuation and minority approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of any related party participation on the basis that neither the aggregate fair market value of the Shares to be distributed to nor the consideration to be paid by related parties will exceed 25% of the Company’s market capitalization as determined under MI 61-101.

SSR Mining Inc. (“SSR Mining”) has indicated that it will elect to exercise its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018 (see Material Change Report dated December 13, 2018). Accordingly, SSR Mining has agreed to purchase pursuant to a separate non-brokered private placement a minimum of 718,000 Shares (and, in the event of the Underwriters’ exercise of the Over-Allotment Option in full, a maximum of 780,000 Common Shares) at a price of $5.85 per Share for an aggregate purchase price of $4,200,300 (maximum $4,563,000). The private placement to SSR Mining is expected to close concurrently with, or not more than three business days after, completion of the Offering.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Anne Yong, Chief Financial Officer
Telephone: (604) 694-1730

Item 9.	Date of Report

July 24, 2019